SECURITIE 05036453

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perigee Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Main Street, Suite 709
(No. and Street)

Sarasota (City) FL (State) 34236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Strobel, II (941) 955-0929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street (Address) Sarasota (City) FL (State) 34231 (Zip Code)

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH. D.C. SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George L. Strobel, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perigee Securities, LP, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA LORD
MY COMMISSION # DD 231200
EXPIRES: August 9, 2007
Bonded Thru Notary Public Underwriters

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

To the Members
of Perigee Securities, LP

We have audited the accompanying statement of financial condition of Perigee Securities, LP as of December 31, 2004, and the related statements of income, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perigee Securities, LP, as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of and for the year ended December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Natherson + Company, P.A.

Sarasota, Florida
February 10, 2005

Perigee Securities, LP

STATEMENT OF FINANCIAL POSITION

December 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 15,185
Referral fee receivable	16,039
Prepaid expenses	389
Total current assets	$ 31,613

LIABILITY AND PARTNERS' EQUITY

CURRENT LIABILITY	
Accrued expense	$ 2,000
PARTNERS' EQUITY	29,613
	$ 31,613

The accompanying notes are an integral part of this statement.

Perigee Securities, LP

STATEMENT OF INCOME

Year ended December 31, 2004

Revenues	
Referral fees	$ 111,681
Other	8,309
	119,990
Expenses	
Overhead allocation	12,958
Broker dealer fees	6,510
Professional fees	2,025
Insurance	480
Taxes and licenses	672
Consulting	453
	23,098
NET INCOME	$ 96,892

The accompanying notes are an integral part of this statement.

Perigee Securities, LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

Year ended December 31, 2004

	General Partner	Limited Partners	Total
Partners' equity at January 1, 2004	$ 23	$ 12,698	$ 12,721
Net income	484	96,408	96,892
Distributions to partners	(400)	(79,600)	(80,000)
Partners' equity at December 31, 2004	$ 107	$ 29,506	$ 29,613

The accompanying notes are an integral part of this statement.

Perigee Securities, LP

STATEMENT OF CASH FLOWS

Year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 96,892
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in referral fee receivable	(16,039)
(Decrease) in accrued expenses	(500)
NET CASH PROVIDED BY OPERATING ACTIVITIES	80,353
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to partners	(80,000)
NET INCREASE IN CASH	353
Cash at January 1, 2004	14,832
Cash at December 31, 2004	$ 15,185

The accompanying notes are an integral part of this statement.

Perigee Securities, LP

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Organization

Perigee Securities, LP (the "Partnership") was formed as limited partnership under the laws of the State of Delaware on June 28, 2002. The partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement. There were two limited partners at December 31, 2004. Perigee Group, LC is the General Partner, and has full and complete power and authority to take all actions, and execute any and all agreements, contracts, documents, certifications, and instruments, for and on behalf of the Partnership and in its name. The Partnership is registered with the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. ("NASD") and subject to regulation under the Securities Exchange Act of 1934. The Partnership is an introducing broker-dealer.

The Partnership executes all of its customers' transactions on a fully disclosed basis through clearing broker-dealers who carry the accounts and securities of the Partnership's customers.

2. Income Taxes

All tax effects of the partnership's income or loss are passed through to the partners individually; thus, this statement includes no income tax expense or benefit for the partnership.

3. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

4. Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2004, amounts on deposit at commercial banks were fully insured by FDIC.

5. Referral Fee Receivable

The referral fee receivable represents commissions earned which were not received at year-end. The Partnership uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful accounts was recorded during 2004 as management believes all accounts are collectible.

NOTE B - RELATED PARTY TRANSACTIONS

The Partnership has a management services agreement with Perigee Capital, LP under which management and back office support services are provided and charged as an overhead allocation service fee. Costs are allocated based on the percentage of time devoted to the Partnership. Perigee Capital, LP is a related party due to common ownership. The overhead allocation service fee owed to Perigee Capital, LP by Perigee Securities, LP was waived for five months of 2004 to allow the Partnership to maintain the minimum net capital requirement. This waiver has been reflected as other income while the overhead allocation fee is reflected as an expense.

NOTE C - ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each limited partners' capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to the General Partner results in a negative capital balance, future profits are allocated to the General Partner to restore the basis to zero, then to all partners in proportion to their percentage interests.

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2004 or at any time during the year then ended.

NOTE E - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2004, the Partnership has net capital of $13,186, which exceeded the capital requirement by $8,186. The Partnership's ratio of aggregate indebtedness to net capital was .15 to 1 at December 31, 2004.

NOTE F - EXEMPTION UNDER SECTION (k)(2)(ii)

The Partnership operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3. The Partnership is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2004

Perigee Securities, LP

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

NET CAPITAL

Partners' equity		$ 29,613
Deductions for non-allowable assets		
Referral fee receivable		(16,039)
Prepaid expenses		(388)
NET CAPITAL		$ 13,186

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accrued expense	$ 2,000	
Total aggregate indebtedness	$ 2,000	
Ratio: Aggregate indebtedness to net capital		.15 to 1
Minimum net capital requirement		$ 5,000

A reconciliation with the Partnership's computation (included in Part II of Form X-17A-5 as of December 31, 2004, as amended on February 10, 2005) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on
Internal Control Required
by SEC Rule 17a-5

To the Members of
Perigee Securities, LP

In planning and performing our audit of the financial statements and supplementary information of Perigee Securities, LP for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mathewson & Company, P.A.

Sarasota, Florida
February 10, 2005